UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[   ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
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1. Name and Address of Reporting Person*

    Friedman,                        Richard             A.
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   (Last)                           (First)             (Middle)
    c/o Goldman, Sachs & Co.
    85 Broad Street
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                                    (Street)

    New York,                        New York             10004
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   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

    Polo Ralph Lauren Corporation
    (RL)
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3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

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4. Statement for Month/Year

    May/2002
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5. If Amendment, Date of Original (Month/Year)

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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)


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7. Individual or Joint/Group Filing (Check Applicable Line)

   [ X ] Form filed by One Reporting Person
   [   ] Form filed by More than One Reporting Person

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

====================================================================================================================================
                              Table I -- Non-Derivative Securities Acquired, Disposed of,                                          |
                                                 or Beneficially Owned                                                             |
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                                    |            |            |                                |              |6.       |          |
                                    |            |            | 4.                             |5.            |Owner-   |          |
                                    |            |            | Securities Acquired (A) or     |Amount of     |ship     |          |
                                    |            | 3.         | Disposed of (D)                |Securities    |Form:    |7.        |
                                    |2.          | Transaction| (Instr. 3, 4 and 5)            |Beneficially  |Direct   |Nature of |
                                    |Transaction | Code       | -------------------------------|Owned at End  |(D) or   |Indirect  |
1.                                  |Date        | (Instr. 8) |               | (A) |          |of Month      |Indirect |Beneficial|
Title of Security                   |(Month/Day/ | -----------|     Amount    | or  |  Price   |(Instr. 3     |(I)      |Ownership |
(Instr. 3)                          |Year)       |  Code  | V |               | (D) |          |and 4)        |(Instr.4)|(Instr. 4)|
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Class A Common Stock                |   5/13/02  |   C    |   |   12,150,000  | A   |          |              |    I    |  01,02   |
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                                    |            |        |   |               |     |          |              |         |          |
Class A Common Stock                |   5/13/02  |   S    |   |   12,150,000  | D   |  $25.20  |    2,291     |    I    |  01,02   |
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

FORM 4 (continued)

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                    Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                 |
                            (e.g., puts, calls, warrants, options, convertible securities)                                         |
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            |        |        |      |                  |                 |                       |        |9.       |10.   |      |
            |        |        |      |                  |                 |                       |        |Number   |Owner-|      |
            |        |        |      |                  |                 |                       |        |of       |ship  |      |
            |2.      |        |      |                  |                 |                       |        |Deriv-   |of    |      |
            |Conver- |        |      | 5.               |                 |7.                     |        |ative    |Deriv-|11.   |
            |sion    |        |      | Number of        |                 |Title and Amount       |        |Secur-   |ative |Nature|
            |or      |        |      | Derivative       |6.               |of Underlying          |8.      |ities    |Secur-|of    |
            |Exer-   |        |4.    | Securities       |Date             |Securities             |Price   |Bene-    |ity:  |In-   |
            |cise    |3.      |Trans-| Acquired (A)     |Exercisable and  |(Instr. 3 and 4)       |of      |ficially |Direct|direct|
            |Price   |Trans-  |action| or Disposed      |Expiration Date  |-----------------------|Deriv-  |Owned    |(D) or|Bene- |
1.          |of      |action  |Code  | of (D)           |(Month/Day/Year) |             |Amount   |ative   |at End   |In-   |ficial|
Title of    |Deriv-  |Date    |(Instr| (Instr. 3,       |-----------------|             |or       |Secur-  |of       |direct|Owner-|
Derivative  |ative   |(Month/ |8)    | 4 and 5)         |Date    |Expira- |             |Number   |ity     |Month    |(I)   |ship  |
Security    |Secur-  |Day/    |------| -----------------|Exer-   |tion    |             |of       |(Instr. |(Instr.  |(Instr|(Instr|
(Instr. 3)  |ity     |Year)   |Code|V|  (A)  | (D)      |cisable |Date    |Title        |Shares   |5)      |4)       |4)    |4)    |
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
Class C     |        |        |    | |       |          |        |        |Class A      |         |        |         |      |      |
Common Stock|   03   | 5/13/02|  C | |       |12,150,000|   03   |   03   |Common Stock |02 and 03|        |    04   |  I   | 01,04|
====================================================================================================================================

Explanation of Responses:

01: The Reporting Person is a managing director of Goldman, Sachs & Co. ("Goldman Sachs"). Goldman Sachs is an indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc. ("GS Group"). The Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of his pecuniary interest therein, if any.

02: In connection with the Offering (as defined below), certain investment partnerships of which affiliates of Goldman Sachs and GS Group are the general partner or managing general partner (the "Limited Partnerships") converted, in aggregate, 12,150,000 shares of Class C Common Stock into an equal number of shares of Class A Common Stock. Pursuant to an underwritten public offering, the Limited Partnerships sold 11,000,000 shares of Class A Common Stock and an additional 1,150,000 shares of Class A Common Stock pursuant to the underwriter's exercise of the over-allotment (the "Offering"). Goldman Sachs beneficially owns directly and GS Group may be deemed to beneficially own indirectly 2,291 shares of Class A Common Stock.

03: Shares of Class C Common Stock are convertible at any time at the option of the holder into an equal number of shares of Class A Common Stock.

04: Goldman Sachs and GS Group may be deemed to beneficially own indirectly in the aggregate 10,570,979 shares of Class C Common Stock through the Limited Partnerships. Goldman Sachs is the investment manager of one of the Limited Partnerships. The shares of Class C Common Stock reported herein as indirectly beneficially owned are owned by the Limited Partnerships. The Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of his pecuniary interest therein, if any.


By:  s/ Roger S. Begelman                                       June 10, 2002
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      **Signature of Reporting Person                             Date
              Attorney-in-fact


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.